UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number 001-38332

QIAGEN N.V.

(Translation of registrant’s name into English)

Hulsterweg 82

5912 PL Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On March 3, 2020, Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”), entered into a Business Combination Agreement (the “Combination Agreement”) with QIAGEN N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“QIAGEN”).

Pursuant to the Combination Agreement, and upon the terms and subject to the conditions thereof, a wholly owned acquisition subsidiary of Parent (“Offeror”) will commence a public tender offer (the “Offer”) to purchase all issued ordinary shares, par value €0.01 per share, of QIAGEN (the “Shares”) at a price of €39 per Share in cash, without interest (the “Offer Price”).

Parent has obtained committed debt financing from JPMorgan Chase Bank, N.A and Morgan Stanley Senior Funding, Inc. The Offer is not subject to any financing condition.

The Offer will initially remain open until the date that is ten (10) weeks following the commencement date of the Offer (such date, the “Expiration Time”). If at the Expiration Time all of the conditions to the offer set forth in the Combination Agreement, other than the condition related to Required Antitrust Clearances (as defined below), have been satisfied or effectively waived, there will be an additional acceptance period of two weeks, during which Offeror will offer to acquire all remaining Shares in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz).

Offeror’s obligation to purchase Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of various conditions, including (a) Shares having been validly tendered and not properly withdrawn, at the Expiration Time, that represent, together with the Shares then held by or committed via guaranteed delivery procedures to Parent and its affiliates, at least 75% of QIAGEN’s issued and outstanding share capital, (b) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Combination Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval of the transactions contemplated by the Combination Agreement under Council Regulation (EC) No. 139/2004 of the European Union, as amended, and the receipt of certain other required clearances or approvals under applicable antitrust laws (collectively, the “Required Antitrust Clearances”), (c) neither of the Supervisory Board or the Managing Board of QIAGEN (the “QIAGEN Boards”) having withheld, withdrawn, modified or qualified its recommendation of the Offer in a manner adverse to Parent or taken certain similar actions (collectively, an “Adverse Recommendation Change”) before the Expiration Time, (d) the number of Shares issued and outstanding as of the Expiration Time not exceeding a specified number and no Shares or rights to acquire Shares having been issued or granted by QIAGEN to a third-party, other than pursuant to QIAGEN’s equity plans, between the announcement of the Offer and the Expiration Time, (e) the adoption of certain resolutions at an extraordinary general meeting of QIAGEN shareholders to be held before the Expiration Time (the “EGM”) providing for, among other things, the approval of certain potential transactions following the closing of the Offer (the “Offer Closing”), (f) the absence of any law or order of a governmental authority of competent jurisdiction prohibiting the consummation of any of the transactions contemplated by the Combination Agreement, (g) QIAGEN not being subject to any liquidation or insolvency proceedings prior to the Expiration Time and (h) the absence of a quantitatively-measured material adverse effect on QIAGEN or quantitatively-measured material compliance violation by QIAGEN following the execution of the Combination Agreement and before the Expiration Time, in each case as determined by a third-party independent expert. Except for the Required Antitrust Clearances, all conditions to the Offer Closing must be satisfied on or prior to the Expiration Time. The Required Antitrust Clearances condition may remain outstanding for up to twelve months following the Expiration Time (the “Long Stop Date”), subject to any extension of the acceptance period.

The Combination Agreement provides, among other things, that following the Offer Closing, Parent may effectuate a corporate reorganization of QIAGEN and its subsidiaries (a “Post-Closing Reorganization”). The Post-Closing Reorganization may be undertaken by means of a merger of QIAGEN into a wholly-owned indirect subsidiary of QIAGEN against allotment of shares of the parent of such subsidiary (“Company NewCo”) to the shareholders of QIAGEN at such time (the “Merger”) and a sale and transfer of the shares in such subsidiary to the Offeror or another affiliate of Parent (the “Share Transfer”), or if the Merger is not approved by the shareholders of QIAGEN at an extraordinary general meeting held following the Offer Closing (the “Subsequent EGM”), a sale and transfer of the business (including all assets and liabilities) of QIAGEN to Offeror (the “Asset Sale”) followed promptly by a dissolution and liquidation of Company NewCo, in the case of the Share Transfer, or of QIAGEN, in the case of the

Asset Sale (the “Liquidation”). In addition, the Combination Agreement provides that, upon the terms and subject to the conditions thereof, an affiliate of Offeror will have the right to subscribe on the date of the Offer Closing, at a price per share equal to the Offer Price, to a new issuance of such number of ordinary shares of QIAGEN, such that Offeror and such affiliate hold 80% plus one share of the aggregate share capital of QIAGEN (the “Top Up Option”). The Share Transfer, the Asset Sale, the Top Up Option and the Liquidation are subject to approval by QIAGEN’s shareholders at the EGM. If the Top Up Option is exercised then Parent will effect the Merger, Share Transfer and Liquidation or the Asset Sale and Liquidation. If Offeror commences the Liquidation, QIAGEN (if following the Asset Sale) or Company NewCo (if following the Share Transfer), as the case may be, will be dissolved in accordance with Sections 2:19 – 2:23b of the Dutch Civil Code (the “DCC”) and all minority shareholders who did not tender their Shares in the Offer will ultimately receive, for each Share then held, cash in an amount equal to the Offer Price (without interest and less any applicable withholding taxes). It is expected that, following the Offer Closing, through the Merger or otherwise, QIAGEN will no longer be a publicly traded company, the listing of the Shares on the New York Stock Exchange and the Frankfurt Stock Exchange will be terminated and the Shares will be deregistered under the Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of QIAGEN’s U.S. and German securities law reporting obligations with respect to the Shares thereunder. If Parent, Offeror and their affiliates acquire 95% or more of QIAGEN’s issued and outstanding share capital, they may commence a compulsory acquisition of Shares from any remaining minority QIAGEN shareholders in accordance with Section 2:92a of the DCC or, if applicable, Section 2:201a of the DCC (the “Compulsory Acquisition”), in which case non-tendering shareholders will receive, for each Share then held, cash in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals.

At the Offer Closing, each outstanding QIAGEN stock option and, unless otherwise agreed by the applicable award holder, restricted stock unit that vests by its terms at the Offer Closing, will be canceled in exchange for an amount in cash (subject to any applicable withholding taxes) equal to (x) the Offer Price, less, in the case of options, the applicable exercise price, multiplied by (y) the number of Shares subject to such option or restricted stock unit, all in the manner described in the Agreement. Each outstanding restricted stock unit award that does not vest at the Offer Closing will be canceled and converted into a restricted stock unit with respect to a number of shares of Parent common stock determined in a manner described in the Agreement, and otherwise with substantially the same terms and conditions as in effect immediately prior to the Offer Closing.

The Combination Agreement includes certain representations, warranties and covenants of Parent and QIAGEN. Until the earlier of the termination of the Combination Agreement and the Offer Closing, QIAGEN has agreed to conduct its and its subsidiaries’ businesses in the ordinary course of business and consistent with past practice and has agreed to certain other operating covenants.

QIAGEN has also agreed, among other things, to cease all existing, and to not solicit, initiate or enter into, discussions or negotiations with third parties regarding alternative proposals, subject to certain customary exceptions.

Subject to certain exceptions, the QIAGEN Boards are required to support and recommend the Offer and the adoption of the resolutions at the EGM and the Subsequent EGM and may not make an Adverse Recommendation Change. However, the QIAGEN Boards may, upon the terms and subject to the conditions of the Combination Agreement, prior to the Expiration Time, make an Adverse Recommendation Change in connection with an Intervening Event or Competing Offer (each as defined in the Combination Agreement), if QIAGEN complies with certain notice and other requirements and if failure to effect an Adverse Recommendation Change would be inconsistent with the QIAGEN Boards’ fiduciary duties.

The Combination Agreement contains certain termination rights, including, but not limited to, (i) the right of either party to terminate the Combination Agreement if Required Antitrust Clearances have not been obtained on or before the Long Stop Date, (ii) the right of QIAGEN to terminate the Combination Agreement prior to the Expiration Time to enter into a definitive agreement with respect to a Competing Offer (provided that QIAGEN complies with certain notice and other requirements, including the concurrent payment of the termination payment discussed below) and (iii) the right of Parent to terminate due to an Adverse Recommendation Change by either of the QIAGEN Boards.

If the Combination Agreement is terminated under certain specified circumstances, including termination by QIAGEN to enter into a definitive agreement with respect to a Competing Offer or a termination by Parent following an Adverse Recommendation Change of a QIAGEN Board, QIAGEN will be obligated to pay to Parent a termination payment equal to $367,000,000 in cash. The Combination Agreement further provides that Parent will be obligated to pay QIAGEN a reverse termination payment of $575,000,000 in cash if the Combination Agreement is terminated under specified circumstances, including due to the failure to obtain the Required Antitrust Clearances by the Long Stop Date, subject to an obligation of QIAGEN to subsequently refund all or a portion of such payment under certain specified circumstances.

The foregoing description of the Combination Agreement is only a summary of certain material provisions thereof, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Combination Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Combination Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Offeror or QIAGEN. The representations, warranties and covenants contained in the Combination Agreement were made only for purposes of the Combination Agreement as of the specific dates therein, are solely for the benefit of the parties to the Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Combination Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Combination Agreement, which subsequent information may or may not be fully reflected in QIAGEN’s or Parent’s public disclosures.

Forward-looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties, including the impact of public health epidemics; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent or pending acquisitions, including the proposed transaction, may not materialize as expected; the proposed transaction not being timely completed, if completed at all; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, QIAGEN’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the proposed transaction; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Fisher’s Annual Report on Form 10-K for the year ended December 31, 2019, which is on file with the U.S. Securities and Exchange Commission (“SEC”) and available in the “Investors” section of Thermo Fisher’s website, ir.thermofisher.com, under the heading “SEC Filings,” and in any subsequent Quarterly Reports on Form 10-Q and other documents Thermo Fisher files with the SEC, and in QIAGEN’s Annual Report on Form 20-F for the year ended December 31, 2019, which is on file with the SEC and available in the “Investor Relations” section of QIAGEN’s website, corporate.qiagen.com/investor-relations, under the heading “Financial Reports,” and in any subsequent Quarterly Reports on Form 6-K and other documents QIAGEN files or furnishes with the SEC. While Thermo Fisher or QIAGEN may elect to update forward-looking statements at some point in the future, Thermo Fisher and QIAGEN specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing either Thermo Fisher’s or QIAGEN’s views as of any date subsequent to today.

Additional Information and Where to Find it

The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of QIAGEN or any other securities, nor is it a substitute for the tender offer materials that Thermo Fisher or its acquisition subsidiary will file with the SEC and publish in Germany. The terms and conditions of the tender offer will be published in, and the offer to purchase ordinary shares of QIAGEN will be made only pursuant to, the offer document and related offer materials prepared by Thermo Fisher and its acquisition subsidiary and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). Once the necessary permission from BaFin has been obtained, the offer document and related offer materials will be published in Germany and also filed with the SEC in a tender offer statement on Schedule TO at the time the tender offer is commenced. QIAGEN intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer; in addition, QIAGEN will publish a document combining the recommendation statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG) and the position statement (gemotiveerde standpuntbepaling) pursuant to Section 18 and appendix G of the Dutch Decree on Public Takeovers (Besluit Openbare Biedingen). The offer document for the tender offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the tender offer will, among other things, be published on the internet at https://corporate.thermofisher.com/en/offer.html.

Acceptance of the tender offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the tender offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS QIAGEN’S RECOMMENDATION STATEMENT PURSUANT TO SEC. 27 WPÜG AND POSITION STATEMENT (GEMOTIVEERDE STANDPUNTBEPALING) PURSUANT TO SECTION 18 AND APPENDIX G OF THE DUTCH DECREE ON PUBLIC TAKEOVERS (BESLUIT OPENBARE BIEDINGEN) WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF QIAGEN ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY, AND NOT THIS DOCUMENT, WILL GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.

The tender offer materials, including the offer to purchase and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement (when they become available) and other documents filed with the SEC by Thermo Fisher or QIAGEN, may be obtained free of charge at the SEC’s website at www.sec.gov or at QIAGEN’s website at www.qiagen.com or by contacting QIAGEN’s investor relations department at 240-686-2222 or at Thermo Fisher’s website at www.thermofisher.com or by contacting Thermo Fisher’s investor relations department at 781-622-1111. In addition, Thermo Fisher’s tender offer statement and other documents it will file with the SEC will be available at https://ir.thermofisher.com/investors. Furthermore, copies of the offer document will also be available free of charge at the information agent to be identified in the offer document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers Chief Financial Officer

Date: March 6, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Business Combination Agreement, dated as of March 3, 2020, between Thermo Fisher Scientific Inc. and QIAGEN N.V.*

*

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, that QIAGEN may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

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